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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                         PURSUANT TO SECTION 14(d)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

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                           SPRECKELS INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                           SPRECKELS INDUSTRIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

               Class A Common Stock, Par Value $0.01 Per Share
                       (Including the Associated Rights)
             Warrants to Purchase Shares of Class A Common Stock
                      ($9.17 Exercise Price Per Warrant)
             Warrants to Purchase Shares of Class A Common Stock
                      ($11.67 Exercise Price Per Warrant)
             Warrants to Purchase Shares of Class A Common Stock
                      ($15.00 Exercise Price Per Warrant)
             Warrants to Purchase Shares of Class A Common Stock
                      ($1.00 Exercise Price Per Warrant)
                         (TITLE OF CLASS OF SECURITIES)

                                   849416201
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                 DONALD C. ROOF
                           SPRECKELS INDUSTRIES, INC.
                         D/B/A YALE INTERNATIONAL, INC.
                             ONE MORROCROFT CENTRE
                         6805 MORRISON BLVD., SUITE 450
                        CHARLOTTE, NORTH CAROLINA 28211
                                 (704) 367-4220
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                          PHILIP T. RUEGGER III, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                        NEW YORK, NEW YORK 10017-3954
                                (212) 455-2000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Spreckels Industries, Inc. (doing business as Yale International, Inc.), a Delaware corporation (the "Company"), and the address of its principal executive offices is One Morrocroft Centre, 6805 Morrison Blvd., Suite 450, Charlotte, North Carolina 28211. The title of each class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is (i) the Class A Common Stock, par value $0.01 per share (the "Common Stock"), of the Company, including the associated Common Stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of November 11, 1995, between the Company and ChaseMellon Shareholder Services L.L.C. (successor to Chemical Mellon Shareholder Services L.L.C.) (the "Rights Agent"), as amended (the "Rights Agreement"), and (ii) all outstanding warrants of the Company to purchase Common Stock. As used herein, "Shares" means the outstanding shares of the Common Stock.

ITEM 2. TENDER OFFER OF THE BIDDER.

  This Statement relates to the tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1 dated August 30, 1996 (the "Schedule 14D-1"), by L Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Columbus McKinnon Corporation, a New York corporation ("Parent"), to purchase (i) all outstanding shares of Common Stock, including the associated Rights, at a purchase price of $24.00 per Share (the "Per Share Amount") and (ii) all outstanding warrants of the Company to purchase shares of Common Stock issued by the Company (the "Warrants") at the Spread (as defined in the Offer to Purchase (as defined below)), in each case net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 30, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (which Schedule 14D-1, Offer to Purchase, Letter of Transmittal and other documents, together with any supplements or amendments thereto, are referred to herein collectively as the "Offer Documents").

  According to the Schedule 14D-1, the principal executive offices of Parent and Purchaser are located at 140 John James Audubon Pkwy., Amherst, New York 14228.

  The Offer is being made pursuant to the Agreement and Plan of Merger, dated August 24, 1996 (the "Merger Agreement"), among the Company, Parent and Purchaser. A copy of the Merger Agreement is filed as Exhibit 1 to this Statement and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  (b) Except as set forth in this Item 3(b), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

SEVERANCE AND RELATED MATTERS

  Certain contracts, agreements, arrangements or understandings between the Company and certain of its executive officers, directors and affiliates are described in Annex B hereto and incorporated herein by reference.

  At a meeting of the Board of Directors of the Company (the "Board" or the "Board of Directors") held on July 17, 1996 (the "July 17 Meeting"), in order to ensure the continued dedication and objectivity of certain key executives and managers of the Company, the Board authorized the Company to enter into amended severance compensation arrangements ("Amended Severance Agreements") with seven of such executives and managers (such executives and managers, the "Executives"). The Amended Severance Agreements modified the previously effective severance agreement forms to (i) provide that an Executive will be entitled to Severance

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(as defined below) based on the Annual Target Bonus (as defined below) rather than the Executive's accrued bonus to the date of Termination (as defined below), (ii) provide that an Executive will be entitled to Severance in the event of an Executive's Termination of employment by the Company (or its successor) within two years following a Change in Control (as defined below), rather than one year for constructive Termination or six months from resignation and (iii) modify the definitions of "Termination" and "Change in Control".

  Under the three-tiered severance structure adopted by the Board, each of Mr. Tessitore, Chief Executive Officer of the Company, and Donald C. Roof, Chief Financial Officer of the Company, are parties to Tier 1 Amended Severance Agreements, one Executive is a party to a Tier 2 Amended Severance Agreement and four Executives are parties to Tier 3 Amended Severance Agreements. Copies of the forms of the Tier 1, Tier 2 and Tier 3 Amended Severance Agreements are filed as Exhibits 2(a), 3 and 4 hereto, respectively, and are incorporated herein by reference.

  The Amended Severance Agreements provide for the payment of severance benefits ("Severance") in the event of an Executive's termination of employment by the Company (or its successor) within two years following a Change in Control. Such Severance consists of (i) a lump sum payment equal to the sum of (A) a multiplier (the "Severance Multiplier") times the Executive's base salary immediately prior to the Change in Control and (B) the Severance Multiplier times the Executive's target bonus as in effect for the year in which the Termination occurs (or, if higher, the target bonus for the year in which the Change in Control occurs) (the "Annual Target Bonus"); and (ii) continued medical benefits until the second anniversary of the Executive's termination or the first anniversary if the Executive has resigned. The Severance Multipliers for the Tier 1, Tier 2 and Tier 3 Amended Severance Agreements are 2, 1.5 and 1, respectively. In addition, the Executives are entitled to payment of one half the amount otherwise due under their Amended Severance Agreements upon any termination of employment by them within two years of a Change in Control.

  The Amended Severance Agreements also provide for the Executive to become fully vested in all awards granted to him under all incentive compensation, deferred compensation, stock option, stock appreciation rights, restricted stock, phantom stock or similar plans maintained by the Company, any contrary provisions of such plans notwithstanding.

  A "Change in Control" for the purposes of the Amended Severance Agreements is deemed to have occurred if: (i) the six persons who were directors of the Company on September 1, 1995 (the "Incumbent Directors") cease (for any reason other than death) to constitute a majority of the Board of Directors. For this purpose, any director who was not a director on September 1, 1995 shall be deemed to be an Incumbent Director if such director was elected or appointed to the Board after July 24, 1996 in substitution of an Incumbent Director by, or on the recommendation of, or with the approval of, at least a majority of the directors who then qualified as Incumbent Directors (so long as such director was not nominated by a person who has threatened to, or has entered into an agreement to, effect a Change in Control); (ii) any person (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (excluding the Company or any Company benefit plans) is or becomes the beneficial owner directly or indirectly of securities of the Company representing more than 30% of the combined voting power of the Company's then outstanding securities ordinarily (and apart from rights accruing under special circumstances) having the right to vote at elections of directors; (iii) the shareholders of the Company approve (A) a merger or consolidation of the Company, with any other corporation or (B) an agreement for the sale of 50% or more of the assets of the Company; or (iv) any other event determined to be a Change in Control by a majority of the Board.

  Under the Amended Severance Agreements, "Cause" is defined as (i) a willful failure by the Employee to substantially perform his duties, other than a failure resulting from the Employee's complete or partial incapacity due to physical or mental illness or impairment, (ii) a willful act by the Employee which constitutes gross misconduct or fraud and which is materially injurious to the Company, or (iii) a conviction of, or a plea of "guilty" or "no contest" to, a felony, provided that no act or failure to act by the Employee shall be considered "willful" unless committed without good faith and without a reasonable belief that the act or omission was in the Company's best interest.

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  Under the Amended Severance Agreements, "Termination" or "Terminated" is
defined as any of the following: (i) the Employee has been terminated by the Company for any reason other than Cause; (ii) elimination of the Employee's position or job; (iii) a significant diminution of the Employee's duties, responsibilities or authority without the Employee's consent; (iv) a reduction in the Employee's Base Compensation after the Change in Control; (v) the failure by the Company to provide substantially similar benefits as in effect on the date thereof, including, without limitation, equity, incentive, bonus, retirement, health, life insurance, vacation, change in control protection and other fringe benefit arrangements; (vi) any breach of the Amended Severance Agreement by the Company; or (vii) a requirement that the Employee relocate his principal place of work by a distance of 50 miles or more.

  On August 23, 1996, in connection with the Board's approval of the Merger Agreement and its recommendation of the transactions contemplated thereby, including the Offer and the Merger (as defined below), and in recognition and consideration of the services provided and to be provided prior to the Merger, the Board approved Amendatory Agreements to the Tier 1 Amended Severance Agreements with the two Executives who are parties to Tier 1 Amended Severance Agreements to remove the parachute limit imposed by Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), and to provide that amounts received by such Executives upon a Change in Control (whether or not received pursuant to the Tier 1 Amended Severance Agreements) will be increased by any amounts incurred by them as a result of the imposition of the excise taxes imposed on any payments deemed made to them under such agreements or otherwise under other agreements, plans or programs pursuant to Section 4999 of the Code. The foregoing description of the Amendatory Agreements to the Tier 1 Amended Severance Agreements is qualified by reference to the copies of the forms thereof between the Company and Gary L. Tessitore and Donald C. Roof, respectively, filed as Exhibits 2(b) and 2(c) hereto, respectively, and incorporated herein by reference.

  On August 23, 1996, in consideration and recognition of their dedication to the Company and services rendered for the Company in the past and to be rendered to the Company until a Change in Control occurs and in connection with its approval of the Merger Agreement, the Board also approved bonus payments, payable upon a Change in Control, to (i) the two Executives who are parties the Tier 1 Amended Severance Agreements in an aggregate amount equal to $850,000, as provided in the Amendatory Agreements between each such Executive and the Company, respectively, (ii) the Corporate Office Employees of the Company in an aggregate amount equal to $150,000, as provided in the Corporate Office Employees Bonus Plan, a copy of which is filed as Exhibit 5 hereto and incorporated herein by reference, and (iii) the members of the Board in an aggregate amount equal to $425,000.

  The Company also has indemnification agreements (the "Indemnification Agreements") with each member of the Board and certain executive officers. The Indemnification Agreements supplement the protections afforded to the Company's directors and executive officers under the Company's Bylaws. In general, the Indemnification Agreements provide that upon the occurrence of a change in control, the Company will obtain an irrevocable standby letter of credit in an amount not less than $1,000,000 per individual naming such director or officer as the sole beneficiary (each, a "Letter of Credit"). Such director or officer can draw amounts under a Letter of Credit upon the certification by such indemnified person that (i) such indemnified person has made a written request to the Company for such amount and the Company has failed or refused to provide him with such amount in full for 30 days and (ii) the indemnified party believes that he is entitled under the terms of the Indemnification Agreement to the amount he is drawing down. The Indemnification Agreements are binding on the Company and any successor to the Company. Pursuant to the Merger Agreement, the Company has agreed to deliver to Parent, on or prior to the initial expiration date of the Offer, a copy of an amendment to each director's Indemnification Agreement, executed by the Company and such director, pursuant to which the requirement of the Company to obtain a Letter of Credit will cease to be effective upon consummation of a change in control upon the consummation of the transactions contemplated by the Merger Agreement.

  The foregoing description of the Indemnification Agreements and the form of Amendment to the Indemnification Agreements is qualified in its entirety by reference to the forms thereof which are filed as Exhibits 6(a) and 6(b) hereto, respectively, and are incorporated herein by reference.

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MERGER AGREEMENT

  The following is a summary of the Merger Agreement, which summary is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit 1 hereto and incorporated herein by reference.

 The Offer

  The Merger Agreement provides for the commencement of the Offer as soon as reasonably practicable, but in no event later than five business days after the public announcement by the Company of the execution of the Merger Agreement. The obligation of Purchaser to accept for payment Shares and Warrants tendered is subject only to (i) the Minimum Condition (as defined below under "Conditions of the Offer") and (ii) the satisfaction or waiver of the other conditions described below under "Conditions of the Offer." Under the Merger Agreement, Purchaser expressly reserves the right, in its sole discretion, to waive any condition to the Offer (other than the Minimum Condition) and to increase the Per Share Amount payable pursuant to the Offer or make any other changes in the terms and conditions of the Offer (provided that, without the written consent of the Company, no change may be made which decreases the Per Share Amount payable in the Offer, changes the form of consideration payable in the Offer (other than by adding consideration), reduces the maximum number of Shares or Warrants to be purchased in the Offer or imposes conditions to the Offer in addition to those set forth in "Conditions of the Offer" below). The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement and the Offer, including but not limited to the conditions to the Offer, unless the Company otherwise consents in writing, Purchaser will accept for payment and pay for Shares and Warrants validly tendered and not properly withdrawn promptly following the expiration of the Offer, provided that Purchaser may extend the Offer up to the tenth business day after the later of (i) the tenth business day after the initial expiration date of the Offer and (ii) the date on which all such conditions shall first have been satisfied or waived.

 The Merger

  The Merger Agreement provides that upon the terms and subject to the conditions thereof, and in accordance with the General Corporation Law of the State of Delaware ("Delaware Law"), at the effective time of the merger (the "Effective Time"), the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation of the Merger (the "Surviving Corporation"). At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holders of any of the following securities: (i) each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held in the treasury of the Company and each Share owned by Parent, Purchaser or any other direct or indirect subsidiary of Parent or of the Company, which will be cancelled, and any Shares held by stockholders who have not voted in favor of or consented to the Merger and shall have delivered a written demand for appraisal of such Shares in the time and manner provided in
Section 262 of Delaware Law and shall not have failed to perfect or shall not have effectively withdrawn or lost their rights to appraisal and payment under Delaware Law) will be cancelled, extinguished and converted into the right to receive an amount equal to the Per Share Amount in cash or any higher price that may be paid pursuant to the Offer (the "Merger Consideration") payable to the holder thereof, without interest, less any required withholding taxes, upon surrender of the certificate formerly representing such Share and (ii) each share of common, preferred or other capital stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and nonassessable share of identical common, preferred or other capital stock of the Surviving Corporation.

  The Merger Agreement provides that immediately prior to the Effective Time, each employee or director stock option and any related stock appreciation right (together, an "Employee Option"), whether or not then exercisable, will be cancelled by the Company, and each holder of a cancelled Employee Option will be entitled to receive at the Effective Time or as soon as practicable thereafter (or, if later, with respect to any Employee Option, the date six months and one day following the grant of such Employee Option) from the Company in consideration for the cancellation of such Employee Option an amount in cash equal to the product of (i) the

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number of Shares previously subject to such Employee Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such Employee Option.

  The Merger Agreement provides that at the Effective Time and without any further action on the part of the Company and Purchaser, the Restated Certificate of Incorporation of the Company (as amended, the "Certificate of Incorporation") as in effect immediately prior to the Effective Time will be the certificate of incorporation of the Surviving Corporation until thereafter and further amended as provided therein and under Delaware Law. The Merger Agreement provides that, at the Effective Time and without any further action on the part of the Company and Purchaser, the By-Laws of Purchaser will be the By-Laws of the Surviving Corporation and thereafter may be amended or repealed in accordance with their terms or the Certificate of Incorporation of the Surviving Corporation and as provided by law. The Merger Agreement also provides that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed (as the case may be) and qualified.

 Agreements of Parent, Purchaser and the Company

  Shareholders' Meeting. Pursuant to the Merger Agreement, the Company, acting through its Board of Directors, will, if required in accordance with applicable law and the Company's Certificate of Incorporation and By-Laws, (i) duly call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby (the "Stockholders Meeting") and (ii) subject to its fiduciary duties under applicable law, exercised after consultation with independent legal counsel, (A) include in the Proxy Statement the recommendation of the Board of Directors that the stockholders of the Company vote in favor of the approval of the Merger Agreement and the transactions contemplated thereby and the written opinion of the Financial Advisor that the consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view and (B) use its reasonable efforts to obtain the necessary approval of the Merger Agreement and the transactions contemplated thereby by its stockholders. At the Stockholders Meeting, Parent and Purchaser will cause all Shares then owned by them and their subsidiaries to be voted in favor of approval of the Merger Agreement and the transactions contemplated thereby.

  The Merger Agreement provides that in the event that Purchaser acquires at least 90% of the outstanding Shares, the Company agrees, at the request of Purchaser, subject to the conditions to the Merger set forth below in "Conditions to the Merger", to take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company's stockholders, in accordance with Section 253 of Delaware Law.

  Proxy Statement. The Merger Agreement provides that if required by applicable law, as soon as practicable following Parent's reasonable request, the Company will file with the Securities and Exchange Commission (the "Commission") under the Exchange Act, and will use its reasonable efforts to have cleared by the Commission, the Proxy Statement with respect to the Stockholders Meeting. The Company agrees to use its reasonable efforts, after consultation with Parent and Purchaser, to respond promptly to any comments made by the Commission with respect to the Proxy Statement and any preliminary version thereof filed by it and cause such Proxy Statement to be mailed to the Company's stockholders at the earliest practicable time.

  Designation of Directors. The Merger Agreement provides that promptly upon the purchase by Purchaser of Shares pursuant to the Offer (but subject to the satisfaction of the Minimum Condition), and from time to time thereafter, Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as shall give Purchaser representation on the Board of Directors equal to the product of the total number of directors on such Board (giving effect to the directors

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elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser bears to the total number of Shares then outstanding, and the Company will, at such time, promptly take all action necessary to cause Purchaser's designees to be so elected, including by increasing the size of the Board of Directors or securing the resignations of incumbent directors or both. At such times, the Company will use its reasonable efforts to cause persons designated by Purchaser to constitute the same percentage as is on the Board of (i) each committee of the Board, (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board, in each case only to the extent permitted by law.

  Access to Information; Confidentiality. Pursuant to the Merger Agreement, from the date thereof to the Effective Time, the Company will , and will cause its subsidiaries, officers, directors, employees, auditors and other agents to, afford the officers, employees, auditors and other agents of Parent, and financing sources who agree to be bound by the provisions thereof as though a party thereto, reasonable access at all reasonable times to its officers, employees, agents, properties, offices, plants and other facilities and to all books and records, and will furnish Parent and such financing sources with all financial, operating and other data and information as Parent, through its officers, employees or agents, or such financing sources may from time to time reasonably request. Parent and Purchaser have agreed to hold, and to cause their respective officers, employees, auditors and other agents to hold, in confidence all documents and information concerning the Company and its subsidiaries furnished to Parent or Purchaser in connection with the transactions contemplated in the Merger Agreement.

  No Solicitation of Transactions. The Merger Agreement provides that the Company, its affiliates and their respective officers, directors, employees, representatives and agents shall immediately cease any existing discussions or negotiations, if any, with any parties conducted theretofore with respect to an Acquisition Proposal. Under the Merger Agreement, the term "Acquisition Proposal" means any acquisition or exchange of all or any material portion of the assets of, any equity interest in, or any merger, reorganization, consolidation, or business combination or similar transaction involving the Company or any of its subsidiaries or any proposal with respect thereto. Neither the Company nor any of its affiliates, nor any of its or their respective officers, directors, employees, representatives or agents, shall, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent and Purchaser, any affiliate or associate of Parent and Purchaser or any designees of Parent or Purchaser) concerning an Acquisition Proposal. Notwithstanding the preceding sentence, if, upon the advice of counsel and its financial advisor, the Company's Board of Directors determines in good faith that failing to take any of the following actions would constitute a breach of the Company's Board of Directors' fiduciary duty under applicable law, the Company may, directly or indirectly, (i) furnish information and access, in each case only in response to a request for such information or access to any person made after the date of the Merger Agreement which was not encouraged, solicited or initiated by the Company or any of its affiliates or any of its or their respective officers, directors, employees, representatives or agents after the date of the Merger Agreement, pursuant to appropriate confidentiality agreements, and (ii) participate in discussions and negotiate with such entity or group concerning an Acquisition Proposal if such entity or group has submitted a written proposal to the Company's Board of Directors relating to any such Acquisition Proposal. The Company's Board of Directors is required to provide a copy and/or terms of any Acquisition Proposal (whether oral or written) to Parent immediately after receipt thereof, unless the Company's Board of Directors determines that providing such a copy and/or terms would constitute a breach of the Company's Board of Directors' fiduciary duty under applicable law. Notwithstanding the foregoing, the Company is required to notify Parent immediately if any Acquisition Proposal (whether oral or written) is made and to keep Parent promptly advised of all developments which could reasonably be expected to culminate in the Company's Board of Directors withdrawing, modifying or amending its recommendation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The Company agrees not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party, unless the Board determines that failing to release such third party or waive such provisions would constitute a breach of the Company's Board of Directors' fiduciary duty under applicable law.


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  Employee Benefit Matters. The Merger Agreement provides that Parent will cause Purchaser to honor all employment, consulting and other arrangements of the Company with individuals relating to employment and employee benefits specified by the Company to Parent on or prior to the date of the Merger Agreement.

  Directors' and Officers' Indemnification and Insurance. The Merger Agreement provides that from and after the Effective Time, Parent will cause Purchaser to indemnify and hold harmless all past and present officers and directors of the Company and of its subsidiaries to the full extent such persons may be indemnified by the Company pursuant to the Company's Certificate of Incorporation and By-laws as in effect on the date of the Merger Agreement for acts or omissions occurring at or prior to the Effective Time, and will advance reasonable litigation expenses incurred by such officers and directors in connection with defending any action arising out of such acts or omissions.

  No Amendment to the Rights Agreement. Pursuant to the Merger Agreement, except as expressly contemplated thereby, the Company agrees not to amend the Rights Agreement.

  Further Action; Reasonable Efforts. The Merger Agreement provides that upon the terms and subject to the conditions thereof, each of the parties thereto will use its reasonable efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including but not limited to (i) cooperation in the preparation and filing of the Offer Documents, the Schedule 14D-9, the Proxy Statement, any required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and other laws and (ii) using its reasonable efforts to make all required regulatory filings and applications and to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for the consummation of the transactions contemplated by the Merger Agreement and to fulfill the conditions to the Offer and the Merger. Pursuant to the Merger Agreement, the Company agrees to cooperate with Parent and Purchaser with respect to consummating the financing for the Offer and the Merger.

  Warrants. Pursuant to the Merger Agreement, Parent agrees to cause the Surviving Corporation to, and the Surviving Corporation agrees to, make appropriate lawful provision so that, following the Effective Time, each holder of a Warrant will be entitled to receive upon exercise of such Warrant in accordance with the terms thereof (including payment of the Exercise Price (as defined in each Warrant)) the Per Share Amount in cash.

  Delivery of Director Agreements. The Merger Agreement provides that the Company will deliver to Parent, on or prior to the initial expiration date of the Offer, a copy of an amendment to each Company director's Indemnification Agreement, executed by the Company and such director, pursuant to which the provisions to such agreement requiring the Company to obtain a Letter of Credit in the event of a change of control will be eliminated upon the consummation of the transactions contemplated by the Merger Agreement.

  Conduct of Business of the Company Pending the Merger. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, during the period from the date of the Merger Agreement until such time as Parent or Purchaser shall beneficially own a majority of the Shares, unless Parent shall otherwise agree in writing, the businesses of the Company and its subsidiaries will be conducted only in, and the Company and its subsidiaries will not take any action except in, the ordinary course of business and in a manner consistent with past practice and in compliance with applicable laws; and the Company and its subsidiaries will each use its reasonable efforts to preserve intact the business organization of the Company and its subsidiaries, to keep available the services of the present officers, employees and consultants of the Company and its subsidiaries and to preserve the present relationships of the Company and its subsidiaries with customers, suppliers and other persons with which the Company or any of its subsidiaries has significant business relations.

  The Merger Agreement provides that neither the Company nor any of its subsidiaries will, between the date of the Merger Agreement and the Effective Time, directly or indirectly, except as contemplated by the Merger Agreement, without the prior written consent of Parent: (ii) amend or otherwise change its Certificate of

Incorporation or By-Laws or equivalent organizational documents; (iii) issue, deliver, sell, pledge, dispose of or encumber, or authorize or commit to the issuance, sale, pledge, disposition or encumbrance of, (A) any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including but not limited to stock appreciation rights or phantom stock), of the Company or any of its subsidiaries (except for the issuance of up to an aggregate of 604,894 shares of Class A Common Stock (less any shares of Class A Common Stock issued upon the exercise of Employee Options since August 21, 1996) issuable in accordance with the terms of Employee Options outstanding as of August 23, 1996 and the Warrants or (B) any assets of the Company or any of its subsidiaries, except, in the case of this clause (B), in the ordinary course of business; (iv) declare, set aside, make or pay any dividend or other distribution; (v) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock; (vi) (A) acquire (by merger, consolidation, or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof,
(B) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans, advances or capital contributions to, or investments in, any other person, except for such of the foregoing incurred in the ordinary course of business; or (C) enter into or amend any contract, agreement, commitment or arrangement with respect to any of the matters set forth in (v) above; (vii)(A) except with respect to collective bargaining agreements entered into in accordance with clause (B) below and except as may be required by law or as contemplated by the Merger Agreement, enter into, adopt or amend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the benefit or welfare of any director, officer or employee in any manner, or (except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company, and as required under existing agreements or in the ordinary course of business generally consistent with past practice) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date of the Merger Agreement (including, without limitation, the granting of stock appreciation rights or performance units); or (B) enter into any collective bargaining agreement with any union after the date of the Merger Agreement that would have or constitute a Material Adverse Effect after the date of the Merger Agreement; (viii) acquire, sell, lease or dispose of any assets outside the ordinary course of business or any assets which in the aggregate are material to the Company and its subsidiaries taken as a whole, or enter into any commitment or transaction outside the ordinary course of business consistent with past practice which would be material to the Company and its subsidiaries taken as whole; (ix) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting principles or practices used by it; (x) revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary course of business; (xi) authorize any new capital expenditure or expenditures which, individually, is in excess of $1,000,000, or in the aggregate, are in excess of $10,000,000; (xii) make any tax election or settle or compromise any tax liability material to the Company and its subsidiaries taken as a whole;
(xiii) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its subsidiaries or incurred in the ordinary course of business consistent with past practice; (xiv) settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated by the Merger Agreement; (xv) permit any insurance policy naming it as a beneficiary or loss-payable payee to be cancelled or terminated except in the ordinary and usual course of business; (xvi) enter into any material joint venture agreement, acquisition agreement or partnership agreement; (xvii) enter into any material arrangement, agreement or contract with respect to any assets or otherwise that, individually or in the aggregate with other material agreements and contracts entered into after the date of the Merger Agreement, would have or constitute a Material Adverse Effect (defined to mean any change or effect that is or is reasonably likely to be materially adverse to the business, assets, financial condition or results of operations of the Company and its subsidiaries taken as a whole) after the date of the Merger Agreement; or (xviii) enter into any agreement to take any of the actions described in (i) through (xiv).

 Representation and Warranties

  The Merger Agreement contains various customary representations and warranties of the parties thereto including representations and warranties by the Company as to organization and qualification; certificate of incorporation and bylaws; capitalization; authority relative to the Merger Agreement; no conflict, required filings and consents; material contracts; compliance with law; Commission filings and financial statements; absence of certain changes or events concerning the Company's business; no undisclosed liabilities concerning the Company's business; absence of litigation; taxes; environmental liability; licenses and permits; offer documents, proxy statement; brokers; inapplicability of state takeover laws; and treatment of Warrants in connection with the Merger.

  The Company has also represented in the Merger Agreement that the Board of the Company has taken all necessary action to amend the terms of the Rights Agreement so that none of the execution of the Merger Agreement, the making of the Offer, the acquisition of Shares pursuant to the Offer or the consummation of the Merger will (a) cause the Rights issued pursuant to the Rights Agreement to become exercisable, (b) cause any person to become an Acquiring Person (as such term is defined in the Rights Agreement) or (c) give rise to a Distribution Date (as such term is defined in the Rights Agreement).

 Conditions of the Offer

  Under the terms of the Merger Agreement, Purchaser will not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered pursuant to the Offer, and may amend or terminate the Offer (whether or not any Shares have theretofore been purchased or paid for) if, prior to the expiration of the Offer, (i) a number of shares of Common Stock which, together with any Shares owned by Parent or Purchaser, constitutes at least 51% of the voting power (determined on a fully-diluted basis, including the exercise in full of all options and warrants outstanding, other than Warrants validly tendered and accepted for payment pursuant to the Offer), on the date of purchase, of all the securities of the Company entitled to vote generally in the election of directors or in a merger shall not have been validly tendered and available for acceptance pursuant to the Offer (the "Minimum Condition"), (ii) Purchaser is not, in its reasonable discretion, satisfied that (x) the Rights will not become exercisable upon consummation of the Offer, (y) upon consummation of the Offer, the restrictions contained in Section 203 of Delaware Law will not apply to the Merger or (z) no supermajority vote will be required by the Company's Certificate of Incorporation to approve the Merger or, after consummation of the Offer, Purchaser will otherwise possess sufficient voting power to effect the Merger without the affirmative vote of any person other than Purchaser or (iii) at any time on or after August 24, 1996 and prior to the acceptance for payment of Shares, any of the following conditions occurs or has occurred or Purchaser makes a good faith determination, which, in the reasonable judgment of Purchaser with respect to each and every matter referred to below, makes it inadvisable to proceed with the Offer or with such acceptance for payment of or payment for Shares or to proceed with the Merger:

    (a) there shall have been any action or proceeding brought by any governmental authority before any federal or state court, or any order or preliminary or permanent injunction entered in any action or proceeding before any federal or state court or governmental, administrative or regulatory authority or agency, located or having jurisdiction within the United States, or any other action taken, proposed or threatened, or statute, rule, regulation, legislation, interpretation, judgment or order proposed, sought, enacted, entered, enforced, promulgated, amended, issued or deemed applicable to Purchaser, the Company or any subsidiary or affiliate of Purchaser or the Company or the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency located or having jurisdiction within the United States, which could reasonably be expected to have the effect of:
  (i) making
  illegal, or otherwise directly or indirectly restraining or prohibiting or making materially more costly, the making of the Offer, the acceptance for payment of, payment for, or ownership, directly or indirectly, of some of or all the Shares by Parent or Purchaser, the consummation of any of the transactions contemplated by the Merger Agreement or materially delaying the Merger; (ii) prohibiting or materially limiting the ownership or operation by the Company or any of its subsidiaries, or by Parent, Purchaser or any of Parent's subsidiaries of all or any material portion of the business or assets of the Company or any of its material subsidiaries or Parent or any of its subsidiaries, or compelling Purchaser, Parent or any of Parent's subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company or any of its material subsidiaries or Parent or any of its subsidiaries, as a result of the transactions contemplated by the Offer or the Merger Agreement; (iii) imposing or confirming limitations on the ability of Purchaser, Parent or any of Parent's subsidiaries effectively to acquire or hold or to exercise full rights of ownership of Shares, including, without limitation, the right to vote any Shares acquired or owned by Parent or Purchaser or any of Parent's subsidiaries on all matters properly presented to the stockholders of the Company, including, without limitation, the adoption and approval of the Merger Agreement and the Merger or the right to vote any shares of capital stock of any subsidiary (other than immaterial subsidiaries) directly or indirectly owned by the Company; or (iv) requiring divestiture by Parent or Purchaser, directly or indirectly, of any Shares;

    (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) any extraordinary or material adverse change in the market price of the Shares or in the United States securities or financial markets generally, including, without limitation, a decline of at least 20% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 index from the date of the Merger Agreement, (iii) any material adverse change or any condition, event or development involving a prospective material adverse change in United States or other material international currency exchange rates or a suspension of, or limitation on, the markets therefor, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (v) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States which would have a Material Adverse Effect or materially adversely affect (or materially delay) the consummation of the Offer;

    (c) (i) it shall have been publicly disclosed or Purchaser shall have otherwise learned that beneficial ownership (determined for the purposes of this Section as set forth in Rule 13d-3 promulgated under the Exchange Act) of 15% or more of the outstanding Shares has been acquired by any corporation (including the Company or any of its subsidiaries or affiliates), partnership, person or other entity or group (as defined in
  Section 13(d)(3) of the Exchange Act), other than Parent or any of its affiliates and other than any Grandfathered Person (as presently defined) so long as such person remains a Grandfathered Person (as presently defined) or (ii) (A) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or Purchaser the approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any takeover proposal or any other acquisition of Shares other than the Offer and the Merger, (B) any such corporation, partnership, person or other entity or group shall have entered into a definitive agreement or an agreement in principle with the Company with respect to a tender offer or exchange offer for any Shares or a merger, consolidation or other business combination with or involving the Company or any of its subsidiaries or (C) the Board of Directors of the Company or any committee thereof shall have resolved to do any of the foregoing;

    (d) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case as if such representations and warranties were made at the time of such determination;

    (e) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

    (f) the Merger Agreement shall have been terminated in accordance with its terms or the Offer shall have been amended or terminated with the consent of the Company;

    (g) any waiting periods under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall not have expired or been terminated, or any material approval, permit, authorization, consent or waiting period of any domestic, foreign or supranational governmental, administrative or regulatory agency (federal, state, local, provincial or otherwise) located or having jurisdiction within the United States or any country or economic region in which either the Company or Parent, directly or indirectly, has material assets or operations, shall not have been obtained or satisfied; or

    (h) the Company and Purchaser (or any affiliate of Purchaser) shall have entered into an agreement (which by its terms supersedes the Merger Agreement) providing for the acquisition of the Company by Purchaser or any affiliate of Purchaser by merger or other similar business combination, or by purchase of shares of capital stock or assets of the Company, or the Company and Purchaser shall have entered into any other agreement pursuant to which it is agreed that the Offer will be terminated.

 Conditions of the Merger

  Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) if required by Delaware Law, the Merger Agreement shall have been approved by the affirmative vote of the stockholders of the Company by the requisite vote in accordance with the Company's Certificate of Incorporation and Delaware Law (which the Company has represented shall be solely the affirmative vote of a majority of the outstanding Shares); (b) no statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any United States or state court or governmental authority which prohibits, restrains, enjoins or restricts the consummation of the Merger; (c) any waiting period applicable to the Merger under the HSR Act shall have terminated or expired; and (d) Purchaser shall have purchased Shares pursuant to the Offer in a number sufficient to satisfy the Minimum Condition.

 Termination; Fees and Expenses

  The Merger Agreement may be terminated and the Merger contemplated thereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company:

    (a) By mutual written consent of Parent, Purchaser and the Company;

    (b) By Parent or the Company, if the Effective Time has not occurred on or before 150 days from August 24, 1996 (the "Outside Date"); provided that the right to terminate the Merger Agreement under this clause (b) will not be available to any party whose misrepresentation in the Merger Agreement or whose failure to perform any of its covenants and agreements or to satisfy any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;

    (c) By Parent or the Company if any court of competent jurisdiction or other governmental body located or having jurisdiction within the United States has issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable;

    (d) By Parent if due to an occurrence or circumstance which would result in a failure to satisfy any of the Offer Conditions, Purchaser has (i) failed to commence the Offer, (ii) terminated the Offer or (iii) failed to pay for Shares pursuant to the Offer on or prior to the Outside Date;

    (e) By the Company if (i) there has not been a material breach of any representation, warranty, covenant or agreement on the part of the Company, and Purchaser has (A) terminated the Offer or (B) failed to pay for Shares pursuant to the Offer on or prior to the Outside Date or (ii) the Company receives an Acquisition Proposal on terms the Company's Board of Directors, upon the advice of counsel and its financial advisor, determines in good faith to be more favorable to the Company's stockholders than the terms of the Offer and the Merger, and the Board, upon the advice of counsel and its financial advisor, determines in good faith, that it is legally required for the discharge of its fiduciary duties, (A) not to continue to recommend that holders of Shares or Warrants accept the Offer and tender their Shares or Warrants pursuant to the Offer and (B) to accept such Acquisition Proposal; or

    (f) By Parent prior to the appointment or election of Purchaser's designees to a majority of the positions on the Company's Board of Directors if (i) there has been a breach of any representation or warranty on the part of the Company which would either have a Material Adverse Effect on the Company or which would prevent the consummation of the Offer,
  (ii) there has been a breach of any covenant or agreement on the part of the Company which would either have a Material Adverse Effect or prevent the consummation of the Offer, which has not been cured prior to the earlier of (A) 10 business days following notice of such breach and (B) two business days prior to the date on which the Offer expires, or (iii) the Board has withdrawn or modified (including by amendment of this Statement) in a manner adverse to Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or the Company's Board of Directors, upon request by Parent, fails to reaffirm such approval or recommendation within two business days of such request or has recommended another offer or transaction, or has resolved to effect any of the foregoing.

  The Merger Agreement provides that the Company, if requested by Parent, shall promptly, but in no event later than two days after the date of such request, pay Parent a fee of $10,000,000 plus accountable expenses which amount shall be payable in same day funds (an "Alternative Proposal Fee") if
(x)(i) after the date of the Merger Agreement, any corporation, partnership, person, other entity or group (as defined in Section 13(d)(3) of the Exchange
Act) other than Parent or Purchaser or any of their respective affiliates shall become the beneficial owner of 10% or more of the outstanding Shares or to the extent there exists a holder of 10% or more of the outstanding Shares as of the date of the Merger Agreement, such holder purchases any additional shares of stock of the Company, and (ii) the Minimum Condition shall not have been satisfied and the Offer is terminated in accordance with the Merger Agreement without the Purchase of any Shares thereunder, or (y) Parent has terminated the Merger Agreement pursuant to clause (f)(iii) above. The Alternative Proposal Fee must also be paid by the Company if the Company has terminated the Merger Agreement pursuant to clause (e)(ii) above.

  Except as provided by the foregoing, each party will bear its own expenses in connection with the Merger Agreement and the transactions contemplated thereby.

  Amendment and Waivers. Any provision of the Merger Agreement may be amended by the parties thereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, after approval of the Merger by the stockholders of the Company, no amendment may be made which would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger. The Merger Agreement may not be amended except by an instrument in writing signed by the parties thereto. At any time prior to the Effective Time, any party to the Merger Agreement may (a) extend the time for performance of any of the obligations or other acts of the other parties thereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant thereto and (c) waive compliance with any of the agreements or conditions contained therein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Company's Board of Directors

  The Board of Directors, at a meeting duly called and held on August 23, 1996, unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the holders of Shares and Warrants, and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in all respects.

  THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS AND HOLDERS OF WARRANTS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES AND WARRANTS TO PURCHASER UNDER THE OFFER. See "Background of the Offer; Reasons for the Recommendation--Reasons for the Recommendation; Factors Considered by the Board" for a discussion of the factors considered by the Board in making its recommendation.

  As set forth in the Offer, upon the terms and subject to the conditions of the Offer (including satisfaction of the Minimum Condition), Purchaser will accept for payment and pay for all Shares and Warrants validly tendered on or prior to the initial expiration date and not properly withdrawn. Shareholders and holders of Warrants considering not tendering their Shares or Warrants in order to wait for the Merger should note that Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger, if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied.

  A copy of the press release issued by the Company announcing the signing of the Merger Agreement is filed as Exhibit 7(b) to this Statement and is incorporated herein by reference.

  (b) Background of the Offer; Factors Considered by the Board

 Background of the Offer

  Events With Respect to the American Enterprises Tender Offer. On November 14, 1995, Bart A. Brown, Jr., Chairman of the Board of the Company, was informed by Philip W. Knisely, President of American Enterprises, L.L.C. ("American Enterprises"), that American Enterprises had acquired shares of the Company and would be filing a Schedule 13D. On November 18, 1995, American Enterprises filed a Schedule 13D in which it disclosed that it had acquired 1,201,260 shares of Common Stock in order to obtain a substantial equity position in the Company.

  On May 16, 1996, the Company received a letter from Metropolitan Capital Advisors, Inc. ("Metropolitan"), the general partner of Bedford Fall Investors, LP, in which Metropolitan indicated its intention to seek control of the Board at the next shareholders' meeting, with a slate of directors that Metropolitan said would be committed to the near-term maximization of the value of the Common Stock. On May 16, 1996, Mr. Knisely of American Enterprises called Mr. Tessitore and a meeting was arranged for May 24 to discuss possible responses by the Company to the Metropolitan letter. On May 24, 1996, Mr. Brown, Mr. Tessitore, Mr. Knisely and Messrs. Mitchell and Steven Rales of American Enterprises met. Messrs. Rales and Mr. Knisely indicated American Enterprises's interest in a potential transaction pursuant to which the Company would amend its then effective Rights Agreement to permit American Enterprises to acquire approximately 40% of the Common Stock through open market purchases and an issuance of additional shares. In connection with such potential transaction, American Enterprises also requested representation on the Board. Mr. Brown and Mr. Tessitore told the American Enterprises representatives that they would consider this proposal as well as other alternatives.

  On June 7, 1996, after evaluation of a number of investment banking firms, the Company notified Salomon Brothers Inc ("Salomon Brothers") that the Company desired to engage Salomon Brothers to assist in the evaluation of the proposal made by American Enterprises and other financial and strategic alternatives available to the Company.

  On July 17, 1996, the Board held a meeting at which Salomon Brothers made a presentation to the Board with respect to various strategic alternatives available to the Company. Following this presentation, the Board discussed and considered, among other matters, American Enterprises's May 24, 1996 proposal.

  On July 19, 1996, American Enterprises commenced an unsolicited $16.50 per Share tender offer for the Common Stock (and for the Warrants at a price equal to the excess of the $16.50 per Share tender offer price and the exercise price of the Warrants, to the extent exercisable) (the "American Enterprises Tender Offer").

  On July 23, 1996, the Board held a meeting, in which its legal and financial advisors participated, to discuss the American Enterprises Tender Offer and possible responses to it. During the meeting, the Board considered, among other matters, the time it would have to respond to the American Enterprises Tender Offer and the provisions of its Rights Agreement, as then in effect, and after discussing the matter with its legal and financial advisors, the Board determined to amend the Rights Agreement so that the Rights would expire upon consummation of an all cash tender offer for the Common Stock if, among other requirements which previously were in effect, the offer is consummated no earlier than 90 days after it is commenced. On July 24, 1996, the Company issued a press release announcing the amendment to the Rights Plan and including the following quote from Mr. Tessitore, the Company's Chief Executive Officer: "This amendment provides the Board of Directors adequate time to review the proposal announced last week by American Enterprises and to explore all options available to the Company. It will assist us in our desire to act in the best interests of our shareholders."

  On August 1, 1996, the Company filed its Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the American Enterprises Tender Offer and mailed to the Company's stockholders its recommendation contained therein that the Company's stockholders should reject the American Enterprises Tender Offer. The Company also reiterated in its letter to stockholders: "Your Board of Directors continues to be committed to the enhancement of shareholder value. In this regard, the Board has authorized management and the Company's financial advisor to explore all strategic alternatives and to report back to the Board at an early date." On July 30, 1996, the last full trading day prior to the Board's meeting to consider the American Enterprises Tender Offer, the closing price of the Common Stock on the Nasdaq National Market was $18.375 per share.

  On August 15, 1996, the American Enterprises Tender Offer was extended until 5:00 p.m., New York City time, on Monday, September 16, 1996. American Enterprises also said in its press release issued on August 15, 1996 that, as of the close of business on August 14, 1996, approximately 3,625 Shares and no Warrants had been tendered in the American Enterprises Tender Offer.

  Contacts and Negotiations With Third Parties and Parent. In response to the Board's commitment to the enhancement of stockholder value, during the period from July 7, 1996 until the afternoon of August 23, 1996, the Company and its financial advisor contacted 46 potential transaction partners for the Company, including 10 potential transaction partners who received certain confidential information concerning the Company, subject to confidentiality agreements with the Company.

  In early July 1996, Bear, Stearns & Co. Inc. ("Bear Stearns"), Parent's financial advisor, contacted representatives of the Company and a meeting was arranged for July 10, 1996. Herbert P. Ladds, Jr., Parent's Chief Executive Officer, Mr. Brown, Mr. Tessitore, Mr. Roof and representatives of Bear Stearns attended the July 10 meeting. At the meeting, the participants had a general discussion regarding the Company and its prospects, as well as the possibility of a possible merger transaction between Parent and the Company.

  On July 29, 1996, the Company and Parent entered into a confidentiality agreement, which provided, among other things, that any information furnished by the Company to Parent or its representatives would be held in confidence. Also on that date, Mr. Ladds and Robert L. Montgomery, Jr., Parent's Chief Financial Officer, met with Messrs. Tessitore and Roof to discuss further Parent's interest in acquiring the Company and to commence Parent's due diligence, which continued in several additional meetings among representatives of the Company and Parent.

  By early August 1996, the Company and Salomon Brothers had received several indications of interest in a possible transaction with the Company, certain of which were conditioned on exclusive negotiations or conclusion of a definitive acquisition agreement with the Company within a short time period. The Company, with its legal and financial advisors, engaged in active discussions and negotiations with these potential transaction partners.

  As part of the Company's process with the potential transaction partners who appeared most interested in a transaction with the Company at what the Company considered to be appropriate valuation levels, on Monday, August 19, 1996, a draft agreement and plan of merger was furnished to Parent and its advisors.

  On Tuesday, August 20, 1996, the Company's management and its legal and financial advisors met with representatives of Parent and its legal and financial advisors, as well as a representative of Fleet Bank, Parent's potential financing source, to discuss a possible transaction. Mr. Brown also attended this meeting. Following this meeting, it was determined that the Company should proceed to negotiate with Parent to try to reach a definitive agreement for an acquisition of the Company by Parent.

  On Wednesday, August 21, 1996, the Board met and discussed with the Company's management and its financial and legal advisors the status of the process of seeking potential transactions for the Company, including the possibility of a transaction with Parent. At the Board meeting, the Board indicated that, if sufficient progress in the negotiations with Parent could be made, the Board would be prepared to meet on August 23, 1996 to consider a transaction.

  Negotiations on the Merger Agreement proceeded through the evening of Tuesday, August 20, 1996 and into Friday, August 23, 1996. On Friday, August 23, 1996, the Board met to consider the terms of the Merger Agreement and, after discussion and consideration of the factors referred to in this Item 4 under "--Reasons for the Recommendation; Factors Considered by the Board" below, the Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the holders of Shares and Warrants, and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in all respects, and resolved to make the recommendation referred to herein. On August 24, 1996, the Merger Agreement was executed. On August 26, the Company publicly announced the transaction.

 Reasons for the Recommendation; Factors Considered by the Board

  Reasons for the Recommendation; Factors Considered by the Board. In approving the Offer and the Merger Agreement and recommending that all shareholders tender their Shares pursuant to the Offer, the Board considered a number of factors including:

    (a) the financial and other terms and conditions of the Offer and Merger Agreement, including the ability of Parent to finance the purchase price in the Offer and the Merger -- in this regard, the Board indicated that management was to receive evidence that Parent had a signed commitment from a commercial bank to finance the Offer and the Merger prior to executing the Merger Agreement with Parent;

    (b) the Company's business, financial condition, results of operations and future prospects, especially as such factors would affect the Company's ability to enhance shareholder value in the future;

    (c) management's recommendation of the Offer and the Merger Agreement, and its assessment of whether an alternative transaction would be obtainable at a higher price in the near future;

    (d) a presentation by Salomon Brothers at the August 23, 1996 Board meeting concerning the Company and the financial aspects of the Offer, as well as its progress in locating alternative transactions for the Company;

    (e) the written opinion of Salomon Brothers, dated August 23, 1996, to the effect that, as of the date of such opinion and based upon certain matters considered relevant by Salomon Brothers, the $24 per Share in cash to be received by the holders of Shares (other than Parent and its affiliates) pursuant to the Offer and the Merger Agreement was fair to such holders, from a financial point of view. The full text of such opinion, dated August 23, 1996, which sets forth the assumptions made and matters considered and limitations set forth by Salomon Brothers, is included as Annex A hereto and should be read in its entirety;

    (f) the price of the Common Stock on the Nasdaq National Market, which, at the close of trading on the Nasdaq National Market on August 23, 1996, was $19.375 per share, and the fact that the $24 per Share price pursuant to the Offer represents a premium of approximately 24% over such closing price and a premium of approximately 45% over the American Enterprises Tender Offer price;

    (g) the fact that the terms of the Merger Agreement should not unduly discourage other third parties from making bona fide proposals to acquire the Company subsequent to the execution of the Merger Agreement and, if any such proposals were made, the Board, in its exercise of its fiduciary duties, could determine to provide information to and engage in negotiations with any such third party subject to the terms and conditions of the Merger Agreement;

    (h) the Board's belief, based in part on the factors referred to above, that the $24 per Share cash price pursuant to the Offer reflects the current value of the Company; and

    (i) the Board's commitment to protecting the best interests of the Company's shareholders and the enhancement of shareholder value.

  The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation, the Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the Board may have given different weight to different factors.

  Based on the foregoing factors, the Board believed that the Merger Agreement, including the Offer and the Merger, represented the best transaction available to the Company that could be consummated in a reasonably prompt period. As a result, the Board concluded that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the holders of Shares and Warrants.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Pursuant to the terms of the engagement letter dated June 7, 1996, the Company has retained Salomon Brothers to render financial advisory services to the Company, and in accordance with such engagement, Salomon Brothers has advised the Company with respect to the Offer and related matters.

  The Company has paid or will pay to Salomon Brothers fees aggregating $650,000 in connection with its retainer, the commencement of the American Enterprises Tender Offer and its delivery of its opinion with respect to the inadequacy of the consideration offered in the American Enterprises Tender Offer. Salomon Brothers will be entitled to receive an additional fee equal to 1.1% of the aggregate consideration in connection with any combination transaction (less any other fees paid, including the amounts referred to in the first sentence of this paragraph), such as the Offer and the Merger, such additional fee to be contingent upon the consummation of a combination transaction and payable at the closing thereof. Salomon Brothers would also be entitled to certain lesser fees if a change of control of the Company has not occurred on or before June 7, 1997.

  The Company has also agreed to reimburse Salomon Brothers for its reasonable expenses, including travel and out-of-pocket expenses, and also including the reasonable fees and disbursements of outside counsel and other professional advisors should they be engaged with the Company's consent, and to indemnify Salomon Brothers and certain related persons against certain liabilities in connection with their engagement, including certain liabilities under the federal securities laws.

  In the ordinary course of its business, Salomon Brothers may from time to time effect transactions and hold positions in securities of the Company and Parent.

  The Company has retained Georgeson & Company, Inc. ("Georgeson") to distribute information on behalf of the Company in connection with the Offer and related matters with respect to any meeting of shareholders with respect to the Merger. Such firm will receive customary compensation for its services in an amount to be agreed upon with the Company and will be reimbursed for certain out-of-pocket expenses.

  Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to others with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (i) Except as set forth below, there have been no transactions in Shares which were effected during the past 60 days by the Company, or to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company. On July 1, 1996, Larry Katsoulis, President of the Material Handling Division, exercised 5,166 options granted in 1994 and 1995 at prices ranging from $8.125 to $8.875 per option.

  (ii) To the best knowledge of the Company, (i) none of its executive officers, directors, affiliates or subsidiaries presently intends to tender Shares to the Purchaser pursuant to the Offer and (ii) none of its executive officers, directors, affiliates or subsidiaries presently intends to otherwise sell any Shares which are owned beneficially or held of record by such persons. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to instructions from a third party with respect to such tender.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth in this Statement, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as set forth in this Statement, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above. Subject to the terms of the Merger Agreement described herein, the Company may, directly or indirectly, (i) furnish information and access, in each case only in response to a request for such information or access to any person made after the date of the Merger Agreement which was not encouraged, solicited or initiated by the Company or any of its affiliates or any of its or their respective officers, directors, employees, representatives or agents after the date of the Merger Agreement, pursuant to appropriate confidentiality agreements, and (ii) participate in discussions and negotiate with such entity or group concerning an Acquisition Proposal if such entity or group has submitted a written proposal to the Company's Board of Directors relating to any such Acquisition Proposal.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

RIGHTS AGREEMENT

  On November 11, 1995, the Board declared a dividend distribution of one-half Right for each outstanding Share to stockholders of record at the close of business on November 24, 1995. Except as set forth below each whole Right, when exercisable, entitles the registered holder to purchase from the Company one share of Common Stock at a price of $45.00 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement.

  The following is a general description only and is qualified in its entirety by the Rights Agreement, as amended, which is filed as Exhibits 8(a), 8(b), 8(c) and 8(d) hereto and is incorporated herein by reference. All undefined capitalized terms used in the discussion below are used as defined in the Rights Agreement.

  Initially, the Rights will be attached to all certificates representing Shares then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock and a distribution date (the "Distribution Date") will occur upon the earlier of (i) a public announcement that a Person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of securities representing 15% or more of the voting power of all outstanding voting securities of the Company (the "Stock Acquisition Date") or
(ii) 10 days (unless such date is extended by the Board) following the commencement of (or a public announcement of an intent to make) a tender offer or exchange offer which would result in any Person or group of affiliated or associated Persons becoming an Acquiring Person. The Rights Agreement provides that the term "Acquiring Person" shall not include any Person who as of the close of business on the later of (i) November 13, 1995 or (ii) or the date as of which such Person can demonstrate to the Company it first received notice of the authorization of the Rights, beneficially owed owned securities representing 15% (the "Percentage Limitation") or more of the shares of Common Stock then outstanding, provided such Person does not acquire after the Record Date beneficial ownership of additional shares of Common Stock (other than as a result of stock splits, stock dividends or other actions affecting the stock ownership of all of the holders of the Common Stock as a group or as a result of grants of options or purchases of Common Stock pursuant to the Company's employee benefit plans). At its meeting on July 23, 1996, the Board resolved to defer the Distribution Date until the earlier of (i) the date any person becomes an Acquiring Person and (ii) such other time as shall be determined by the Board.

  Until the Distribution Date, the Rights (i) will be evidenced by the Common Stock certificates, and will be transferred with and only with the Common Stock certificates, (ii) new Common Stock certificates issued after November 24, 1995 upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

  The Rights are not exercisable until the Distribution Date and will expire or terminate at the earliest of (i) November 23, 2005, (ii) consummation of a merger transaction with a Person or group who acquired shares of Common Stock pursuant to a Permitted Offer (as defined below), and is offering in the merger the same price per share and form of consideration paid in the Permitted Offer, or (iii) redemption or exchange of the Rights by the Company as described below.

  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will evidence the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

  In the event that a Person or group of affiliated or associated Persons becomes the beneficial owner of securities representing the Percentage Limitation or more of the then outstanding shares of Common Stock (unless pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms which are determined prior to the date of the first acceptance of payment for any of such shares by at least a majority of the members of the Board who are not officers of the Company and are not Acquiring Persons or affiliates or associates thereof to be both adequate and otherwise in the best interests of the Company and its shareholders ("Permitted Offer")), then proper provision shall be made so that each holder of a whole Right (other than an Acquiring Person) will for a 60-day period (subject to extension under certain circumstances) have the right to receive upon exercise one Share for each whole Right then held, at the price of $1.00 per Share to the extent available (such Right being called the "Subscription Right" and the price referred to above to exercise the same being called the "Subscription Right Price") and then (after all authorized and unreserved Shares have been issued) a common stock equivalent (such as another equity security with at least the same economic value as the Shares) with the Shares to the extent available being issued first. In the event that following the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, the Company is involved in a merger or consolidation (whether or not the Company is the surviving corporation), or 50% or more of the Company's assets or earning power are sold (in one transaction or a series of transactions), proper provision shall be made so that each holder of a whole Right (other than such Acquiring Person) shall thereafter have the right to receive, upon the exercise thereof at the Subscription Right Price that number of shares of Common Stock of either the Company, in the event that it is the surviving corporation of a merger or consolidation, or the acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would be equal to the result obtained by dividing (i) the product determined by multiplying the Purchase Price per share of the Common Stock of the Company by the numbers of shares of Common Stock into which a Right is then exercisable by (ii) 50% of the current market price per share of the Company or such other party (such right being called the "Merger Right"). The holder of a Right will continue to have the Merger Right whether or not such holder exercises the Subscription Right. Notwithstanding the foregoing, upon the occurrence of any of the events giving rise to the exercisability of the Merger Right or the Subscription Right, any Rights that are or were at any time after the Distribution Date owned by an Acquiring Person shall immediately become null and void.

  The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on or a subdivision, combination or reclassification of the Common Stock; (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock; or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

  At any time prior to the earlier to occur of (i) a Stock Acquisition Date or
(ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors. Additionally, the Company may thereafter redeem the then outstanding Rights in whole, but not in part, at the Redemption Price (i) if such redemption is incidental to a merger, consolidation or sale of 50% or more of the Company's assets or earning power but not involving an Acquiring Person or certain related Persons or (ii) following an event giving rise to, and the expiration of the exercise period for, the Subscription Right if and for as long as an Acquiring Person beneficially owns securities representing less than the Percentage Limitation of the outstanding Common Stock. The redemption of Rights described in the preceding sentence shall be effective only as of such time when the Subscription Right is not exercisable, and in any event, only after ten Business Days' prior notice. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. All Rights shall expire upon the consummation of an all cash tender offer for all of the outstanding shares as a result of which an Acquiring Person becomes the beneficial owner of 85% or more of the Common Stock; provided that the Person making such tender offer discloses a commitment (i) to make a tender offer for the untendered shares or (ii) to cause a merger of the Company with such Person, in each case, for at least the same cash consideration as paid in the original tender offer; and, provided, further, that such all cash tender offer shall not have been consummated earlier than the date which is the 90th calendar day after the commencement thereof (the "Rights Expiration Condition").

  Subject to applicable law, the Board of Directors, at its option, may at any time after a Person becomes an Acquiring Person (but not after the acquisition by such Person of 50% or more of the outstanding Common

Stock), exchange all or part of the then outstanding and exercisable Rights (except for Rights which have become void) for shares of Common Stock in the ratio of one share of Common Stock per Right or, alternatively, for substitute consideration consisting of cash, securities of the Company or other assets (or any combination thereof).

  Fractional shares of Common Stock will not be issuable upon exercise of the Rights. In lieu of fractional shares, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be subject to federal taxation to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for Common Stock of the acquiring company as set forth above.

  The Board may therein supplement or amend the Rights Agreement without approval of any holders of Rights or Rights Certificates in order (i) to cure any ambiguity, (ii) to correct or supplement any provision contained therein which may be defective or inconsistent with any other provisions therein,
(iii) prior to the Distribution Date to change or supplement any provision thereunder in any manner which the Company may deem necessary or desirable or
(iv) on or following the Distribution Date, to change or supplement any provision thereunder in any manner which the Company may deem necessary or desirable and which shall not adversely affect the interests of the holders of Rights Certificates. Prior to the Distribution Date, the interests of the holders of Rights shall be deemed coincident with the interests of the holders of Common Stock.

  Effective August 23, 1996, the Rights Agreement was amended (the "Amendment") to provide that neither Parent nor any of its affiliates will become an Acquiring Person in connection with the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement, and that the Rights will expire upon consummation of the Offer. The foregoing description of the Amendment to the Rights Agreement is qualified by reference to the form of Amendment which is filed as Exhibit 8(d) hereto and incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  The following exhibits are filed herewith:

  Exhibit 1 Agreement and Plan of Merger dated August 24, 1996 among Parent, Purchaser and the Company.*

  Exhibit 2(a) Form of Tier 1 Severance Compensation Agreement. (Incorporated
               by reference to Exhibit 2 to the Company's Schedule 14D-9 filed with respect to the American Enterprises Tender Offer (the "A.E. 14D-9"))

  Exhibit 2(b) Form of Amendatory Agreement between the Company and Gary L.
               Tessitore. (Incorporated by reference to Exhibit 11(a) to Amendment No. 1 to the A.E. 14D-9.)

  Exhibit 2(c) Form of Amendatory Agreement between the Company and Donald C.
               Roof. (Incorporated by reference to Exhibit 11(b) to Amendment No. 1 to the A.E. 14D-9.)

  Exhibit 3 Form of Tier 2 Severance Compensation Agreement. (Incorporated by reference to Exhibit 3 to the A.E. 14D-9.)

  Exhibit 4 Form of Tier 3 Severance Compensation Agreement. (Incorporated by reference to Exhibit 4 to the A.E. 14D-9.)

  Exhibit 5 Form of Corporate Office Employee Bonus Plan. (Incorporated by reference to Exhibit 11(c) to Amendment No. 1 to the A.E. 14D-9.)

  Exhibit 6(a) Form of Indemnification Agreement. (Incorporated by reference to Exhibit 10.16 of the Company's Registration Statement on Form S-1 (File No. 33-18053) filed with the Commission on November 16, 1987.)

  Exhibit 6(b) Form of Amendment to Indemnification Agreement, dated as of
               August 24, 1996.*

  Exhibit 7(a) Letter to Shareholders dated August 30, 1996.+*

  Exhibit 7(b) Press Release, dated August 26, 1996. (Incorporated by reference to Exhibit 99.6 to the Company's Current Report on Form 8-K filed with the Commission on August 26, 1996.)

  Exhibit 8(a) Rights Agreement, dated as of November 11, 1995, between the
               Company and ChaseMellon Shareholder Services L.L.C. (Incorporated by reference to Exhibit 1 to the Company's Current Report on Form 8-K filed with the Commission on November 17, 1995.)

  Exhibit 8(b) Amendment to the Rights Agreement, dated as of January 8,
               1996. (Incorporated by reference to Exhibit 1 to the Company's Current Report on Form 8-K filed with the Commission on February 5, 1996.)

  Exhibit 8(c) Form of Amendment to Rights Agreement, dated as of July 23,
               1996. (Incorporated by reference to Exhibit 8(c) to the A.E. 14D-9.)

  Exhibit 8(d) Form of Amendment to the Rights Agreement, dated as of August
               23, 1996. (Incorporated by reference to Exhibit 14 to Amendment No. 1 to the A.E. 14D-9.)

  Exhibit 9  Opinion of Salomon Brothers Inc dated August 23, 1996.++*

- --------
 *Filed herewith.
 +Included in copy mailed to stockholders.
++Included as Annex A in copy mailed to shareholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Spreckels Industries, Inc.

                                                 /s/  Gary L. Tessitore
                                          By: _________________________________
                                                    GARY L. TESSITORE
                                              PRESIDENT AND CHIEF EXECUTIVE
                                                         OFFICER

Dated: September 3, 1996

                                                                        ANNEX B

      INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

    NO VOTE OR OTHER ACTION OF THE SHAREHOLDERS IS REQUIRED IN
    CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

  This Information Statement is being mailed on or about September 3, 1996 as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of shares of Common Stock. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of the seats on the Board. The Merger Agreement requires the Company, at the request of the Purchaser, to take all action necessary to cause Purchaser's designees (the "Purchaser Designees") to be elected or appointed to the Board under the circumstances described therein. This Information Statement is required by
Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

  You are urged to read this Information Statement carefully. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION PURSUANT TO THIS INFORMATION STATEMENT. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

  Pursuant to the Merger Agreement, the Purchaser commenced the Offer on August 30, 1996. The Offer is scheduled to expire at 12:00 midnight on September 27, 1996, New York City time, unless extended.

  The information contained in this Information Statement concerning Purchaser and Parent has been furnished to the Company by Purchaser and Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

  The Merger Agreement provides that promptly upon the purchase by Purchaser of Shares pursuant to the Offer (but subject to the satisfaction of the Minimum Condition), and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as shall give Purchaser representation on the Board of Directors equal to the product of the total number of directors on such Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all action necessary to cause Purchaser's designees to be so elected, including by increasing the size of the Board of Directors or securing the resignations of incumbent directors or both. At such times, the Company will use its reasonable efforts to cause persons designated by Purchaser to constitute the same percentage as is on the Board of (i) each committee of the Board, (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board, in each case only to the extent permitted by law. The Company's obligations to appoint designees to its Board of Directors shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

  Following the election or appointment of the Purchaser's Designees and prior to the Effective Time, any amendment of the Merger Agreement or the Certificate of Incorporation or By-Laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Purchaser or waiver of any of the Company's rights thereunder, and any other consent or action by the Board of Directors thereunder, will require the concurrence of a majority (which shall be at least two) of the directors of the Company then in office who are neither designated by Purchaser nor are employees of the Company (the "Disinterested Directors").

  The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and certain other information concerning the Offer and the Merger are contained in the Schedule 14D-9. Certain other documents (including the Merger Agreement) were filed with the Securities and

Exchange Commission (the "Commission") as exhibits to the Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule 14D-1 of the Purchaser and Parent (the "Schedule 14D-1"). The exhibits to the Schedule 14D-9 and the
Schedule 14D-1 may be examined at, and copies thereof may be obtained from the regional offices of and public reference facilities maintained by, the Commission (except that the exhibits thereto cannot be obtained from the regional offices of the Commission) in the manner set forth in the Offer to Purchase.

  No action is required by the shareholders of the Company in connection with the election or appointment of the Purchaser's Designees to the Board. However, Section 14(f) of the Exchange Act requires the mailing to the Company's shareholders of the information set forth in this Information Statement prior to a change in majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

GENERAL

  The outstanding voting securities of the Company as of August 23, 1996 consisted of 6,090,941 shares of Common Stock (plus any shares of Common Stock issued upon exercise of Employee Options since August 21, 1996), and each share of Common Stock is entitled to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information as of August 29, 1996 as to shares of the Common Stock beneficially owned by: (i) each person who is known by the Company to own beneficially more than 5% of the Common Stock,
(ii) each of the Company's directors, (iii) each of the Company's officers named in the Summary Compensation Table and (iv) all directors and executive officers of the Company as a group:

                                                         SHARES     PERCENTAGE
                                                      BENEFICIALLY BENEFICIALLY
              NAME OF BENEFICIAL OWNER                  OWNED(1)     OWNED(1)
              ------------------------                ------------ ------------
American Enterprises, L.L.C.(2) .....................  1,201,260      19.7%
Metropolitan Capital Advisors, Inc. (3) .............    455,636       7.2%
Scoggin Capital Management, L.P. (4) ................    386,333       6.2%
Joshua S. Friedman...................................    256,500       4.3%
James E. Boyd(5)(6)(7)(8)............................     74,270       1.2%
Donald C. Roof(5)(6)(7)(8)...........................     40,822         *
Gary L. Tessitore(6).................................     30,000         *
Bart A. Brown, Jr.(6)................................     25,000         *
George A. Poole, Jr.(6)..............................     10,833         *
Stewart M. Kasen(6)..................................      9,333         *
William J. Nightingale(6)............................      9,333         *
S. Donley Ritchey(6).................................      9,333         *
Steven Van Dyke......................................      5,000         *
Michael L. Sarina(6).................................      3,001         *
All directors and executive officers as a group (12
 persons)(6)(7)(8)...................................    471,925       7.8%

- --------
*Less than 1%.

(1) The number of shares beneficially owned includes shares which could be acquired upon exercise of warrants or options to acquire Common Stock if such warrants or options are exercisable within 60 days thereof. Except as set forth below, to the Company's knowledge, the person listed has sole voting power and sole investment power with respect to the shares beneficially owned.

(2) As of July 19, 1996, as reported in a Joint Schedule 14D-1 and Amendment No. 2 to a Schedule 13D filed with the Commission on July 19, 1996. American Enterprises, L.L.C. holds the sole power to vote or direct the vote and to dispose or direct the disposition of 1,201,260 shares of Common Stock of the Company. By virtue of their limited liability interest in American Enterprises, L.L.C., Mitchell P. Rales and Steven M. Rales may be deemed to share the power to vote or direct the vote and the power to dispose or direct the disposition of, all the shares of Common Stock of the Company owned by American Enterprises, L.L.C.

(3) As of August 26, 1996, as reported in Amendment No. 3 to a Schedule 13D filed with the Commission on August 29, 1996. Such Amendment reported that
    (i) Bedford Falls Investors, L.P. had the sole power to vote or dispose of or direct the voting or disposition of 455,636 shares of Common Stock of the Company, of which 296,236 are represented by currently exercisable warrants, and (ii) such voting and dispositive power may be exercised on behalf of Bedford Falls Investors, L.P. by its General Partner, Metropolitan Capital Advisors, L.P., which acts through its corporate General Partner, Metropolitan Capital Advisors, Inc. By virtue of its position as General Partner of Metropolitan Capital Advisors, L.P., the General Partner of Bedford Falls Investors, L.P., Metropolitan Capital Advisors, Inc. may be deemed to have shared voting and dispositive power over the 455,636 shares of Common Stock of the Company beneficially owned by Bedford Falls Investors, L.P. In addition, by virtue of its discretionary trading authority over 42,297 shares of the Company's Common Stock, 31,097 of which may be acquired upon exercise of currently exercisable warrants, held in a managed account, Metropolitan Capital Advisors may be deemed to be the beneficial owner of an aggregate amount of 497,933 shares of Common Stock of the Company. Such Amendment also reported that (i) Jeffrey E. Schwarz did not own any shares of Common Stock directly but may be deemed to be the beneficial owner of 497,933 shares (7.9%) of the Common Stock of the Company, of which 327,333 are represented by currently exercisable warrants, as a result of his being a director, executive officer and controlling stockholder of Metropolitan Capital Advisors, Inc. and (ii) Karen Finerman did not own any shares of Common Stock directly but may be deemed to be the beneficial owner of the aforementioned 497,933 shares of Common Stock of the Company by virtue of her being a director and executive officer of Metropolitan Capital Advisors, Inc.

(4) As of December 1, 1996, as reported in a Schedule 13D filed with the Commission on December 11, 1996. The Schedule 13D reported that Scoggin Capital Management, L.P. beneficially owns 386,333 shares of Common Stock of the Company. Such shares consist of 155,500 shares of Common Stock owned by Scoggin Capital Management, L.P., 163,683 shares issuable upon exercise of currently exercisable warrants to purchase Common Stock owned by Scoggin Capital Management, L.P., 37,000 shares of Common Stock held in managed customer accounts, and 29,650 shares issuable upon the exercise of currently exercisable warrants to purchase Common Stock in such managed customer accounts.

(5) Includes 53,069: 24,590; and 77,659 shares subject to warrants to purchase Common Stock held by Messrs Boyd and Roof, and all directors and executive officers as a group, respectively.

(6) Includes 9,334; 9,667; 30,000; 25,000; 8,333; 8,333; 8,333; 8,333; 3,000;
    and 110,333 shares subject to options to purchase Common Stock held by Messrs. Boyd, Roof, Tessitore, Brown, Poole, Kasen, Nightingale, Ritchey and Sarina, and all directors as a group, respectively.

(7) Includes 5,381 and 3,575 shares of Common Stock held by the Company's Incentive Savings Plan allocated to Messrs. Boyd and Roof.

(8) Includes 1,175, 1,001 and 1 shares of Common Stock held by the Company's Employee Stock Ownership Plan allocated to Messrs. Boyd, Roof and Sarina, respectively.

                       DIRECTORS AND EXECUTIVE OFFICERS

PURCHASER'S DESIGNEES

  The Company has been informed by Purchaser that, as of the date of this Information Statement, one or more of the individuals listed in Schedule I to the Offer to Purchase, filed by Purchaser with the Commission on August 30, 1996 as Exhibit (a)(1) to the Schedule 14D-1, which is incorporated herein by reference, have been selected as the Purchaser Designees.

CURRENT DIRECTORS

  The individuals set forth below are presently directors of the Company and have served continuously since first becoming directors.

           NAME             AGE               PRINCIPAL OCCUPATION
           ----             ---               --------------------
Bart A. Brown, Jr. ........ 64  Chairman of the Board of Directors and Chief
                                 Executive Officer of Color Tile Inc.
Joshua S. Friedman......... 40  Founding Director and Officer of Canyon Partners
                                 Incorporated
Stewart M. Kasen........... 57  President and Chief Executive Officer of Best
                                 Products, Inc.
F. Kenneth Iverson.........  70 Chairman of the Board of Directors and Chief
                                 Executive Officer of Nucor Corporation
William J. Nightingale..... 67  Senior Advisor of Nightingale & Associates,
                                 Inc., Corporate Director
George A. Poole, Jr. ...... 65  Private Investor
S. Donley Ritchey.......... 63  Managing Partner of Alpine Partners
Gary L. Tessitore.......... 51  President and Chief Executive Officer of the
                                 Company
Steven Van Dyke............  37 President of Tower Investment Group

  Bart A. Brown, Jr., has served as Chairman of the Board of Directors of the Company since July 14, 1994, its Chief Executive Officer from July 14, 1994 to May 15, 1995 and a director since September, 1993. Since April, 1996 he has served as a consultant to Investcorp International, Inc. He also served as Chairman of the Board of Directors and Chief Executive Officer of Color Tile, Inc. from August, 1995 to March, 1996. From June, 1990 to August, 1995, he was Chairman of Circle K Corporation and its Chief Executive Officer from June, 1991 through July, 1993. Prior to joining Circle K, he was an attorney practicing in Cincinnati, Ohio for over 30 years. Mr. Brown serves on the Board of Directors of Barry's Jewelers, Inc., and Firstcity Financial Corporation. He received his B.S. in Accounting and Bachelor of Law degree from the University of Louisville along with a Masters of Law from Georgetown University. Mr. Brown is admitted to practice law in both Kentucky and Ohio.

  Joshua S. Friedman is a founding director and officer of Canyon Partners Incorporated ("CPI"), a California corporation, positions he has held since 1990, and holds similar positions or limited partnership interests in its subsidiaries and affiliates. Mr. Friedman is in charge of CPI's merchant banking and direct investment activities. Prior to the formation of CPI, Mr. Friedman was an Executive Vice President and Co-Director of the Capital Markets Services Group of Drexel Burnham Lambert. Prior to 1984, he worked in the Mergers & Acquisitions Department of Goldman, Sachs & Company in New York. Mr. Friedman is a graduate of Harvard College (B.A.), Oxford University (M.A.), Harvard Law School (J.D.) and Harvard Business School (M.B.A.). Mr. Friedman currently holds no position as an officer of the Company. In 1995, Mr. Friedman was elected to the board of directors of Showbiz Pizza Time, Inc.

  Stewart M. Kasen became a director of the Company in September, 1993. He served as President and Chief Executive Officer of Best Products, Inc. (discount retail stores) until earlier this year. Mr. Kasen joined Best in October, 1989 as President and Chief Operating Officer. He previously served as President of Emporium Capwell

(retail stores) and President of Thalhimers (retail stores). He also serves on the Board of Directors of Markel Corporation. Mr. Kasen received his B.S. degree from Seton Hall University.

  F. Kenneth Iverson became a director of the Company on February 14, 1996. He has served as Chief Executive Officer of Nucor Corporation, a Charlotte-based steel manufacturer company, since 1965 and as its Chairman since 1984. Mr. Iverson serves on the Board of Directors of Wikoff Color Corporation, Citizens for a Sound Economy and Tultex Corporation and is a former director of Wachovia Corporation and Wal-Mart Stores. He received his Bachelor's degree in Aeronautical Engineering from the University of Cornell and a Master's Degree from Purdue University. He also holds honorary doctorates from the University of Nebraska and Purdue University.

  William J. Nightingale became a director of the Company in September 1993. He has been a Senior Advisor of Nightingale & Associates, Inc., a general management consulting firm, since July 1995, after serving as the firm's Chairman and President since July 1975. In this previous capacity, he has provided executive management services for a number of companies. Prior to founding Nightingale & Associates, he was President and Chief Executive Officer of the Bali Company, Inc. Mr. Nightingale also serves as a director of Glasstech, Inc. and Rings End Inc., as well as a trustee of the Narragansett Tax Free Bond Fund (Rhode Island), Churchill Money Market Fund and Churchill Tax Free Bond Fund (Kentucky). He received his B.A. degree in Economics from Bowdoin College and an M.B.A. from Harvard Business School.

  George A. Poole, Jr. became a director of the Company in September 1993, and has been a private investor for more than the past five years. He currently serves as a director of U.S. Home Corporation, Bucyrus-Erie Company and Rock Island Foods, Inc. Mr. Poole received his B.A. degree from Yale University and his J.D. from Stanford University.

  S. Donley Ritchey became a director of the Company in September 1993, and currently serves on the Board of Directors of Pacific Telesis Group, McClatchy Newspapers, Inc., De La Salle Institute and Hughes Markets, Inc. Since May 1981, he has been the managing partner of Alpine Partners, an investment partnership. Mr. Ritchey has also served as Council Member/Mayor of the Town of Danville, California since December 1987. He is the former President, Chief Executive Officer and Chairman of the Board of Lucky Stores, Inc. where he worked for over 30 years prior to his retirement. He has previously served as a director of Lucky Stores, Inc., York International Corp., Levolor Corporation and Crocker National Bank. Mr. Ritchey received both his B.S. and M.S. degrees from San Diego State University.

  Gary L. Tessitore became the President, Chief Executive Officer and a director of the Company on May 15, 1995. Prior to joining the Company, Mr. Tessitore was the President and Chief Operating Officer of Breed Technologies, Inc., a manufacturer of automotive safety equipment, from March 1993 to January 1995, an Executive Vice President and General Manager of the agricultural equipment and components group of J.I. Case Company from July 1990 to March 1993, and its Senior Vice President and Chief Financial Officer from 1988 to 1990. From 1968 to 1988, he held various positions with Ford Motor Company, an automobile manufacturer, including Vice President and Controller of its Ford New Holland Division. Mr. Tessitore received his B.S. degree from Villanova University in 1966 and his M.B.A. degree from the University of Maryland in 1968.

  Steven Van Dyke became a director of the Company on February 14, 1996. He has served as President of Tower Investment Group on Tampa, Florida since 1989. He received his B.A. degree in Finance from the University of Kentucky.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors has standing audit and compensation committees.

  Members of the Compensation Committee are Messrs. Stewart M. Kasen, William
J. Nightingale and S. Donley Ritchey. The functions of this Committee are to review annually and recommend to the Board of

Directors the level of total compensation of the Chairman of the Board; review annually the recommendations of the Chairman of the Board concerning the salaries and incentive awards of certain senior officers; administer the Company's stock option plans; and review and make recommendations to the Board of Directors for changes in the Company's compensation and benefit plans and practices. The Compensation Committee held four meetings during the fiscal year ended June 30, 1996.

  Members of the Audit Committee are Messrs. Joshua S. Friedman, George A. Poole, Jr. and S. Donley Ritchey. The functions of this Committee are to receive from and review with the Company's independent auditors the annual report of such auditors: review with the independent auditors the scope of the succeeding annual examination; nominate the independent auditors to be selected each year by the Company's Board of Directors; ascertain the existence of adequate internal accounting and control systems; and review with management and the auditors current and emerging accounting and financial reporting requirements and practices affecting the Company. The Audit Committee held three meetings during the fiscal year ended June 30, 1996.

  The Board of Directors held 12 meetings during the fiscal year ended June 30, 1996. Each of the directors attended seventy-five percent (75%) or more of the aggregate number of meetings of the Board of Directors and of the committees on which such director served during the fiscal year ended June 30, 1996.

COMPENSATION OF DIRECTORS

  Each director of the Company who is not also an employee of the Company receives an annual fee of $10,000, plus $2,000 for each Board meeting attended, $500 for each committee meeting attended that is held on the day immediately preceding or following a Board meeting, $750 for each committee meeting attended that is not held on the same day or day immediately preceding or following a Board meeting and $500 for participation in each telephonic meeting. During the fiscal year ended June 30, 1996, an aggregate amount of $187,750 in fees was paid to directors. Directors are also reimbursed for reasonable out-of-pocket expenses incurred in attending Board of Directors and committee meetings.

  Under the 1993 Directors' Stock Option Plan (the "Directors' Plan"), each director was granted an option to purchase 5,000 shares of Class A Common Stock at an exercise price of $10.00 per share plus an option to purchase 5,000 shares of Class A Common Stock at an exercise price of $11.67 per share. Of each such grant, 1,000 shares vested on September 2, 1994, 1,500 shares vested on September 2, 1995 and 2,500 will vest on September 2, 1996.

  In addition, on August 29, 1994, options to purchase 5,000 shares of Class A Common Stock were granted to each of the directors (other than Mr. Brown) at an exercise price of $8.875 per share under the New Management Stock Option Plan. The options vest in one-third increments on June 30, 1995, 1996 and 1997. Finally, effective June 13, 1996, options to purchase 10,000 shares of Class A Common Stock were granted to Messrs. Friedman, Iverson and Van Dyke at an exercise price of $15.625 per share under the New Management Stock Option Plan. See "Option Grants and Exercises" below.

  EXECUTIVE COMPENSATION TABLE

  The following table sets forth a summary of annual and long-term compensation for the fiscal years ended June 30, 1996, 1995 and 1994 awarded to, earned by or paid to each Chief Executive Officer of the Company during the fiscal year ended June 30, 1996 and each of the four most highly compensated executive officers of the Company (other than the Chief Executive Officers) whose total annual salary and bonus for the fiscal year ended June 30, 1996 were in excess of $100,000:

                          SUMMARY COMPENSATION TABLE

                                                               LONG-TERM
                                                              COMPENSATION
                                    ANNUAL COMPENSATION          AWARDS
                              ------------------------------- ------------
                                                               SECURITIES
                                                               UNDERLYING
   NAME AND PRINCIPAL         SALARY  BONUSES  OTHER ANNUAL     OPTIONS/       ALL OTHER
        POSITION         YEAR ($)(1)  ($)(2)  COMPENSATION($)   SARS(#)    COMPENSATION($)(3)
   ------------------    ---- ------- ------- --------------- ------------ ------------------
Bart A. Brown, Jr. ..... 1996  48,000  50,000           0             0               0
 Chairman of the Board   1995       0       0     327,202(4)     60,000(5)       18,500(5)
                         1994       0       0           0        10,000               0

Gary L. Tessitore....... 1996 350,000 358,112     188,862(8)     30,000           3,000
President and Chief Ex-  1995  47,115       0           0        60,000               0
 ecutive Officer         1994       0       0           0             0               0

Donald C. Roof.......... 1996 182,000 167,787     117,336(8)     20,000           3,000
 Senior Vice President-  1995 164,323  25,000           0        22,000               0
 Chief Financial Officer 1994 156,655  24,000           0        16,500(7)        1,615

James E. Boyd(6) ....... 1996 175,000 113,257           0             0           3,000
 President               1995 166,440  79,342           0        21,500           3,000
 Duff-Norton Company,    1994 146,630  25,820           0        19,500(7)        3,000
 Inc.

Michael L. Sarina....... 1996 114,000  71,112     114,775(8)      3,800           3,000
 Controller, Chief Ac-   1995 110,000       0           0         9,000               0
 counting Officer        1994   8,462       0           0             0               0
 and Secretary


- --------

(1) Amounts shown include the dollar value of base salary (cash and noncash) earned by the executive officers named above, and any salary deferred under a Company-sponsored 401(k) or other deferred compensation plan.

(2) Amounts shown include the dollar value of bonuses (cash and noncash) earned by the executive officers named above, as well as accrued interest on certain bonuses not yet paid, and any bonus deferred under a Company-sponsored 401(k) or other deferred compensation plan.

(3) Except as otherwise indicated, the amounts shown consist of contributions made by the Company to the Company-sponsored 401(k).

(4) Consists of consulting payments of $267,500, office reimbursements in the amount of $52,500 and payments made by the Company amounting to $7,202 for an automobile.

(5) Mr. Brown was granted options to purchase 60,000 shares of Class A Common Stock during fiscal year 1995; options covering 35,000 of such shares were canceled on June 30, 1995 in exchange for a payment of $17,500, which amount is included under "All Other Compensation." See "Compensation Committee Report on Executive Compensation" below. The remaining $10,000 of such compensation consists of director's fees.

(6) Mr. Boyd resigned from the Company effective June 30, 1996 and received severance in the amount of $290,750, $115,750 in cash and the balance in monthly installments of $14,583 per month beginning July 1, 1996 and vacation payments of $16,825. The Company will provide Mr. Boyd with medical benefits for a period of one year subsequent to June 30, 1996.

(7) Of the options granted during the fiscal year ended June 30, 1994, one-third were forfeited as of each June 30, 1994, June 30, 1995 and June 30, 1996. See "Option Grants and Exercises" below.

(8) Represents reimbursement of moving expenses.

OPTION GRANTS AND EXERCISES

  The following tables summarize option grants to each of the Company's officers named in the Summary Compensation Table during the last fiscal year.

                     OPTION GRANTS IN FISCAL YEAR 1996(1)

                                                                             POTENTIAL REALIZABLE
                                                                               VALUE AT ASSUMED
                                                                                ANNUAL RATES OF
                                                                                  STOCK PRICE
                                                                               APPRECIATION FOR
                                         INDIVIDUAL GRANTS                      OPTION TERMS(2)
                         --------------------------------------------------- ---------------------
                          NUMBER OF     % OF TOTAL
                         SECURITIES      OPTIONS
                         UNDERLYING     GRANTED TO
                           OPTIONS     EMPLOYEES IN    EXERCISE   EXPIRATION
                         GRANTED (#)  FISCAL YEAR(3) PRICE ($/SH)    DATE      5%($)      10%($)
                         -----------  -------------- ------------ ---------- ---------- ----------
Gary L. Tessitore.......   30,000(3)       19.6         15.625    6/30/2006     294,794    747,067
Donald C. Roof..........   20,000(3)       13.1         15.625    6/30/2006     196,530    498,045
Michael L. Sarina.......    3,800(3)        2.5         15.625    6/30/2006      37,341     94,629

- --------
(1) There were no SAR grants during the fiscal year ended June 30, 1996.

(2) The five percent (5%) and ten percent (10%) assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Class A Common Stock price.

(3) Such options vest in one-third increments on June 30, 1997, 1998 and 1999.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND 1996 FISCAL YEAR-END OPTION VALUES(1)


                                            NUMBER OF SECURITIES     VALUE OF
                                                 UNDERLYING         UNEXERCISED
                                            UNEXERCISED OPTIONS    IN-THE-MONEY
                                                 AT FISCAL       OPTIONS AT FISCAL
                                                YEAR END(#)       YEAR END($)(2)
                                            -------------------- -----------------
                      SHARES
                    ACQUIRED ON    VALUE        EXERCISABLE/       EXERCISABLE/
NAME                EXERCISE(#) REALIZED($)    UNEXERCISABLE       UNEXERCISABLE
- ----                ----------- ----------- -------------------- -----------------
Bart A. Brown, Jr.         0           0            25,000/0            0/171,875
Gary L. Tessitore          0           0       30,000/60,000      217,500/217,500
Donald C. Roof             0           0        9,667/32,333        70,210/92,289
James E. Boyd              0           0             9,667/0             70,210/0
Michael L. Sarina      1,500       8,813         3,000/8,300        21,750/21,750

- --------
(1) There were no SAR exercises during the fiscal year ended June 30, 1996.
(2) Calculated on the basis of the fair market value of the underlying securities at June 30, 1996 ($15.75 per share) minus the exercise price.

  The Company has adopted the New Management Stock Option Plan (the "Option Plan") which authorizes the granting of options covering up to 564,894 shares of Class A Common Stock of the Company to key employees and directors. In August 1993, options to purchase 376,494 shares were issued at an exercise price of $0.01 per share. Such options vest in one-third increments at the close of the fiscal years ending June 30, 1994, 1995 and 1996 if the Company's EBITDA (earnings before interest, taxes, depreciation and amortization) for the relevant year is at least equal to the targets set forth in the Option Plan. The Company's EBITDA for the fiscal years ended June 30, 1994, June 30, 1995 and June 30, 1996 were less than the respective targets for those years set forth in the Option Plan, so options representing 376,494 shares of Class A Common Stock have been forfeited.

  Options to purchase 188,298 shares along with any forfeited shares may be granted under the Option Plan at exercise prices and upon such other terms as determined by the Company's Board of Directors. Options to purchase 60,000 shares of Class A Common Stock at an exercise price of $7.875 were granted to Bart A. Brown, Jr., upon becoming Chairman and Chief Executive Officer on July 14, 1994. All of these options were vested at the time of grant. Options covering 35,000 of such shares were canceled on June 30, 1995. On August 29, 1994, options to purchase an additional 200,000 shares of Class A Common Stock at an exercise price of $8.875 per share were granted to certain officers and directors of the Company, including Messrs. Kasen, Nightingale, Poole, Ritchey, Boyd, Roof and Sarina. These options vest in one-third increments on June 30, 1995, 1996 and 1997. On June 30, 1995, options to purchase an additional 193,150 shares of Class A Common Stock at an exercise price of $8.125 per share were granted to certain officers of the Corporation, including Messrs. Tessitore, Boyd, Roof and Sarina. These options vest in one-third increments on June 30, 1996, 1997 and 1998, except for 60,000 shares issued to Mr. Tessitore which vest in one-fourth increments on June 30, 1995, 1996, 1997 and 1998.

  On June 13, 1996, options to purchase 152,815 shares of Class A Common Stock at an exercise price of $15.625 were granted to certain officers of the Company, including Messrs. Tessitore, Roof, Sarina, Iverson, Friedman and Van Dyke. These options vest in one-third increments on June 30, 1997, 1998 and 1999.

OTHER COMPENSATION

  PENSION PLANS

  The following two tables show estimated pension benefits for certain employees of the Company. The first table shows the estimated annual pension payable under the Excess Plan.

  The second table shows the estimated annual pension payable under the Retirement Plan for Salaried Employees of the Company (the "Plan"), in conjunction with any benefit payable under the Excess Plan. The calculations relate to employees at various earnings classifications retiring on June 30, 1996 at age 65, with representative years of service, assuming that the employees had elected a single life annuity form of payment. Prior to June 30, 1979, employees were required to contribute to the Plan in order to accrue any benefit, and the calculations assume that the employees made contributions to that plan prior to June 30, 1979 and had begun participation at the earliest possible date.

  While the Plan is a funded, qualified plan, the Excess Plan is an unfunded, nonqualified plan. The Excess Plan pays those benefits that exceed the limitations of the Code applicable to qualified pension plans. For example, for the 1996 fiscal year the Plan may base a benefit on compensation in excess of $150,000, and since 1994 the annual compensation that may be taken into account under the plans has been subject to a $150,000 indexed limit. In addition, no qualified plan may pay out an annual age 65 benefit in excess of $120,000 in 1996. Thus, any benefit accrued in excess of these limits would be payable from the Excess Plan.

                              PENSION PLAN TABLES

                                   THE PLAN

                                     YEARS OF SERVICE
                 --------------------------------------------------------------------
REMUNERATION        15             20             25             30             35
- ------------        --             --             --             --             --
  $125,000       $27,800        $37,000        $ 46,300       $ 55,500       $ 64,800
   150,000        33,400         44,500          55,600         66,800         77,900
   175,000        39,000         53,000          65,000         78,000         91,000
   200,000        48,600         59,500          74,400         89,300        104,100
   225,000        50,300         67,000          83,800        100,500        117,300
   250,000        55,900         78,500          93,100        111,800        130,400
   300,000        67,100         89,500         111,900        134,300        156,600
   400,000        89,600        119,500         149,400        179,300        209,100
   450,000       100,900        134,500         168,100        201,800        235,400
   500,000       112,100        149,500         186,900        224,300        261,600

                                  EXCESS PLAN

                                     YEARS OF SERVICE
                 --------------------------------------------------------------------
REMUNERATION        15             20             25             30             35
- ------------        --             --             --             --             --
 $150,000        $ 32,000       $ 43,000       $ 54,000       $ 65,000       $ 76,000
  175,000          38,000         51,000         63,000         76,000         89,000
  200,000          44,000         58,000         73,000         87,000        102,000
  225,000          49,000         66,000         82,000         99,000        115,000
  250,000          55,000         73,000         91,000        110,000        128,000
  300,000          66,000         88,000        110,000        132,000        154,000
  400,000          89,000        118,000        148,000        177,000        207,000
  450,000         100,000        133,000        166,000        200,000        233,000
  500,000         111,000        148,000        185,000        222,000        259,000


  Messrs. Tessitore, Roof, Boyd and Sarina participate in the Excess Plan. At the close of fiscal year 1996, Messrs. Roof, Boyd, Tessitore and Sarina were credited with 11.25, 21.6, 1.7 and 2.08 years of service, respectively, under the Excess Plan.

  COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company established a Compensation Committee in September 1993, the current members of which are Messrs. Stewart M. Kasen, William J. Nightingale and S. Donley Ritchey, none of whom are or have been officers or employees of the Company or any of its subsidiaries.

  COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  The Compensation Committee of the Board of Directors was established in September 1993 and is comprised entirely of independent outside directors. The Committee approves compensation objectives for all management employees, reviews and approves compensation for the Company's executive officers and certain of the Company's compensation plans.

 Policies and Objectives

  The Compensation Committee believes that the overall objective of its executive compensation policies is to provide programs that motivate key executives to advance both the short-term and long-term interests of the Company's stockholders. The Committee's goals are to:

  . provide compensation incentives that are linked to the overall performance of the Company, its business segments and units, and individual employees;

  . align the interests of the Company's executive employees with those of its stockholders through stock ownership; and

  . provide competitive compensation and benefits at levels which enable the Company to attract and retain high quality employees.

 Compensation Programs

  The Company's executive compensation program includes base salary, annual incentive bonuses and stock options, each of which is tied to performance and objectives. In addition, during fiscal 1995 the Compensation Committee engaged a leading compensation consulting firm to review the structure and levels of the Company's executive compensation program and to recommend changes necessary to remain competitive and properly encourage performance.

  Executive officer base salary levels consider salary survey information for similar companies, as determined by the Committee's compensation consultant and reviewed by the Committee. The Committee approves the base salary of each executive officer based on the recommendations of the Chief Executive Officer and review by the Committee of the individual performance of each executive, taking into consideration the overall performance of the Company and, where applicable, the performance of the business units or segment for which the executive had management responsibility. The Chief Executive Officer's base salary is determined by the Committee's evaluation of individual and Company performance.

  Annual incentive bonus awards are determined with reference to internal performance targets and objectives set at the beginning of each fiscal year. The performance targets for fiscal 1996 for executives with business unit responsibility were specific operating earnings and working capital targets for such business units. Executives with overall corporate responsibilities had performance targets based on the net income results of the Company for the year. In addition, the individual performance of each executive officer is reviewed by the Committee in considering incentive bonus payments.

  Individual executive stock options awards are based on the level of position, individual contribution and the Company's stock ownership objectives for executives. The purpose of option grants is to closely align the financial interests of executive officers with those of stockholders, particularly over the long term. Compensation from stock options is ultimately determined by the Company's long-term performance, since stock option value is entirely dependent on the long-term growth of the Company's stock price.

 Compensation of the Chief Executive Officer

  Mr. Brown became the Chief Executive Officer of the Company on July 14, 1994 and received a monthly fee of $25,000 plus $5,000 for office expenses under the terms of a consulting contract with the Company. Mr. Brown was granted options to purchase 60,000 shares of Class A Common Stock of the Company at $7.875 per share on July 14, 1994. No incentive bonus payments were made to Mr. Brown for fiscal 1995. Mr. Brown remains Chairman of the Board of the Company, but resigned as Chief Executive Officer on May 15, 1995. On June 30, 1995, options held by Mr. Brown covering 35,000 shares were canceled and Mr. Brown received a payment of $17,500, representing the difference between the exercise price for the options and $8.125, the market value of the stock on June 30, 1995.

  Mr. Tessitore became Chief Executive Officer of the Company on May 15, 1995 at a base salary of $350,000 which was determined in accordance with the base salary guidelines set forth in this report. Mr. Tessitore did not receive an incentive bonus for fiscal 1995. Mr. Tessitore was granted options to purchase 60,000 shares of Class A Common Stock of the Company at an exercise price of $8.125 per share on June 30, 1995. The options vest in 15,000 share increments on June 30 of each of the years 1995-98.

CERTAIN TRANSACTIONS

  Under the indenture governing the Company's 11 1/2% Senior Secured Notes and under its secured revolving credit facility, the Company is generally precluded from entering into any transaction with any affiliate of the Company (including officers and directors) or any five percent (5%) stockholder unless the Board of Directors determines in good faith that the transaction is as favorable to the Company as terms that could be obtained at the time for comparable transactions in arm's-length dealings with unaffiliated parties.

SECTION 16(a) REPORTING

  Pursuant to Commission regulations, the Company is required to identify the names of persons who failed to file or filed late a report required under
Section 16(a) of the Securities Exchange Act of 1934. Generally, the reporting regulations under Section 16(a) require directors, executive officers and greater than 10% stockholders to report changes in ownership of Company securities. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, for the fiscal year ended June 30, 1996, the Company believes that all of its directors, officers and greater than 10% beneficial owners complied with all filing requirements applicable to them.

                                 EXHIBIT INDEX


  Exhibit 1    Agreement and Plan of Merger dated August 24, 1996 among Parent, Purchaser and the Company.*
  Exhibit 2(a) Form of Tier 1 Severance Compensation Agreement. (Incorporated by reference to Exhibit 2 to the Company's Schedule 14D-9 filed with respect to the
               American Enterprises Tender Offer (the "A.E. 14D-9"))
  Exhibit 2(b) Form of Amendatory Agreement between the Company and Gary L. Tessitore.
               (Incorporated by reference to Exhibit 11(a) to Amendment No. 1 to the A.E.
               14D-9.)
  Exhibit 2(c) Form of Amendatory Agreement between the Company and Donald C. Roof.
               (Incorporated by reference to Exhibit 11(b) to Amendment No. 1 to the A.E.
               14D-9.)
  Exhibit 3    Form of Tier 2 Severance Compensation Agreement. (Incorporated by reference to Exhibit 3 to the A.E. 14D-9.)
  Exhibit 4    Form of Tier 3 Severance Compensation Agreement. (Incorporated by reference to Exhibit 4 to the A.E. 14D-9.)
  Exhibit 5    Form of Corporate Office Employee Bonus Plan. (Incorporated by reference to
               Exhibit 11(c) to Amendment No. 1 to the A.E. 14D-9.)
  Exhibit 6(a) Form of Indemnification Agreement. (Incorporated by reference to Exhibit
               10.16 of the Company's Registration Statement on Form S-1 (File No. 33-
               18053) filed with the Commission on November 16, 1987.)
  Exhibit 6(b) Form of Amendment to Indemnification Agreement, dated as of August 24,
               1996.*
  Exhibit 7(a) Letter to Shareholders dated September 3, 1996.+*
  Exhibit 7(b) Press Release, dated August 26, 1996. (Incorporated by reference to Exhibit
               99.6 to the Company's Current Report on Form 8-K filed with the Commission on August 26, 1996.)
  Exhibit 8(a) Rights Agreement, dated as of November 11, 1995, between the Company and
               ChaseMellon Shareholder Services L.L.C. (Incorporated by reference to
               Exhibit 1 to the Company's Current Report on Form 8-K filed with the
               Commission on November 17, 1995.)
  Exhibit 8(b) Amendment to the Rights Agreement, dated as of January 8, 1996.
               (Incorporated by reference to Exhibit 1 to the Company's Current Report on
               Form 8-K filed with the Commission on February 5, 1996.)
  Exhibit 8(c) Form of Amendment to Rights Agreement, dated as of July 23, 1996.
               (Incorporated by reference to Exhibit 8(c) to the A.E. 14D-9.)
  Exhibit 8(d) Form of Amendment to the Rights Agreement, dated as of August 23, 1996.
               (Incorporated by reference to Exhibit 14 to Amendment No. 1 to the A.E.
               14D-9.)
  Exhibit 9    Opinion of Salomon Brothers Inc dated August 23, 1996.++*

- --------
*  Filed herewith.

+  Included in copy mailed to stockholders.

++ Included as Annex A in copy mailed to shareholders.